FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ nº 20.730.099/0001-94

A Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

PAYMENT OF DIVIDENDS

SADIA S.A. announces to its Shareholders that at the meeting held on 06.24.2008, the Board of Directors, in conformity with the provision in item IV, Article 17 of the Bylaws, authorized the following: i) set up a provision of funds for the payment of dividends under interest on equity relating to the second quarter of 2008, in the gross amount of R$0,067754 and net amount of R$ 0,057591 per ordinary and preferred shares. This interest shall be considered in the calculation of the minimum compulsory dividend to be approved by the Ordinary General Meeting that will be held in 2009.

The corresponding credit shall be made in the Company's accounting records on 06/30/2008, and payment shall occur on 08/18/2008, based on the shareholders on record on 07/01/2008, less withholding income tax of fifteen percent (15%) as per the terms of Law No. 9249/95, Article 9, Paragraph 2, except to shareholders who are provenly immune or exempt. The shares will be traded on the São Paulo Stock Exchange and on the New York Stock Exchange, ex-rights to interest on equity, as of and including 07.02.2008. After the closing of the 2008 fiscal year, a resolution may be made about the distribution of complementary dividends based on the results found.

São Paulo, June 24, 2008

Welson Teixeira Junior
Investor Relations Director

SADIA S.A.